

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 26, 2009

Mr. Andrew S. Clark
Chief Executive Officer
Bridgepoint Education, Inc.
13500 Evening Creek Drive North
Suite 600
San Diego, California 92128

> **Re:** **Bridgepoint Education, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on March 20, 2009**
> **File No. 333-156408**

Dear Mr. Clark:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 46

1. We note your response to prior comment 3. Your revised disclosures on page 56 address the education industry at large and not the company specifically. Please revise to clarify how the company intends to meet the challenges of the current economy, and if these challenges are reasonably likely to have, a material impact on the company's liquidity, capital resources or results of operations.

Description of Capital Stock, page 134

2. We note your disclosure on page 138 that your bylaws will provide for an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders. We also note that you disclose that such procedure in your bylaws is "effective upon the closing of this

offering." Please clarify your disclosure, as such provisions are included in your Second Amended and Restated Bylaws currently in effect and filed as Exhibit 3.4.

Underwriting, page 145

3. We note your disclosure on page 146 that indicates that you will now include certain of your directors in your directed share program. Please provide additional information with respect to which directors will participate and revise your Certain Relationships and Related Transactions and Principal and Selling Stockholder sections as appropriate.

Revenue and Deferred Revenue, page F-9

4. We note your response to prior comment 9 and the revised disclosures found on page F-10. We note that you reported $54.6 million in student deposits as of December 31, 2008, and that you received $50.6 million from Title IV programs in excess of amounts billed to students. It is not clear to us why you would receive a significant amount of funds from Title IV programs in excess over the tuition amounts billed. Please revise your disclosures to clarify how this occurs. In your response please provide us with a typical example of such a scenario.

Note 11. Stock-Based Compensation

Award Modification, page F-27

5. We note that you recorded stock-based compensation expense for the modification of an agreement between related parties. Tell us how you determined the fair value of your common stock at December 31, 2008. We may have additional comments when you disclose the anticipated offering price.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273 or me, at (202) 551-3257, with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: John J. Hentrich, Esq. & Robert L. Wernli, Esq.,
        Sheppard, Mullin, Richter & Hampton LLP
        Via Facsimile: (858) 847-4865